FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1    Canarc Updates Preliminary Economics for the New Polaris Gold Mine Project, BC; $1500 Gold Price and $0.71 Exchange Rate Improve NPV to US$333 Million and 56% IRR After Tax

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)

Date: May 20, 2020
/s/ Scott Eldridge

Scott Eldridge
Chief Executive Officer